EXHIBIT 99.1

1 February 2025 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America Notes: ¹Considers Pro Forma assets under management and advisory as of December 2024. R$ 327 bn in AUM¹ Private Equity Credit Equities Global Investment Products and Solutions Real Assets Corporate Advisory Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Long - term positions based on fundamental analysis of LatAm publicly - traded companies High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS ESG CLIENT RELATIONS

3 Notes: As of December 2024. The premier partner for alternative investments and global solutions in Latin America Vinci Compass’ offices +600 Employees LPs Global to Local Local to Global Local to Local Global to Regional Years Providing Investment Solutions in LatAm 7 Countries in LatAm plus USA and UK Offering local tailored products through our local regulated entities Delivering local alternative solutions to our global clients Providing access to a network of world - class GPs and top - tier asset managers Providing regional liquid and alternative mandates to global investors +25 +2,600

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown AUM¹ (%) Fee Related Revenues² (%) Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) 67% 23% 4% 2% 2% 1% 1% Global Brazil Chile LatAm Mexico Argentina 78% 9% 5% 4% 4% 62% 20% 16% 2% Institutional HNWI Intermediaries Public market vehicles 64% 17% 11% 9% 57% 22% 6% 5% 4% 3% 2% 1% 50% 21% 16% 6% 5% 2% 1% 40% 19% 11% 13% 9% 3% 3% 1% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina 34% 19% 18% 14% 8% 7% Global IP&S Private Equity Credit Real Assets Corporate Advisory Equities Notes: ¹Considers Pro Forma assets under management and advisory as of December 2024; ²Fee Related Revenues as of 4Q’24 exclu din g net advisory revenues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues.

5 Local teams providing local, regional and global solutions to our clients Local teams providing local, regional and global solutions to our clients Unique institutional reach : Proven ability to distribute proprietary products Expert distribution team: Deep expertise in alternative products and global investments . Active involvement from our local partners in client relations 7 ARGENTINA / URUGUAY 30 BRAZIL 20 CHILE 11 MEXICO 7 PERU / COLOMBIA 5 UNITED STATES NUMBER OF PROFESSIONALS CLIENT RELATIONS GROUP 80 relationship managers across 8 countries

6 Leveraging Vinci Compass’ unique ecosystem to provide better sourcing and execution within our strtegies Vinci Compass’ ecosystem sets us apart from competition One - stop shop Networking With +40 partners and several senior employees ranging from different fields, Vinci’s 20+ years history operating on the ground broadens its relationships Shared Services Leverage on Vinci’s strong research, macro, operations, legal, compliance and other resources that come from the sheer scale of the platform Brand Recognition The proven track record of Vinci’s ecosystem and unique institutionalization enhance fundraising for new vintages Asset Origination Leverage from a robust platform with over 24 strategies to maximize inflow of investment opportunities Knowledge Sharing Between Strategies Maximize knowledge and multidisciplinary sector and product expertise of different management teams for unique view on targeted assets/industries Cultural Fit Strong cultural alignment and independent investment teams model ensure seamless execution and continuation of the strategies

7 Global Investment Products and Solutions (Global IP&S) Notes: ¹Assets under management and advisory as of December 2024; TPD stands for Third Party Distribution. Providing access to a network of world - class GPs and top - tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide. 64% 21% 15% AUM Breakdown by Client Profile Institutional HNWI Intermediaries R$255 bn AUM 63% 22% 9% 5% 1% Fee Related Revenues by Country Breakdown (Asset Allocation) Global Brazil Mexico Chile Uruguay Argentina 30% 20% 18% 7% 6% 6% 13% Fee Related Revenues Breakdown by Product Type TPD Liquid Separate Mandate TPD Alternative Commingled Funds Brokerage Pension Plans Other R $ 255 billion in AUM 1

Credit

R$29 billion in AUM[1]

Local currency						Hard currency	Local currency
Private and Liquid Credit							SPS
Local Currency High Grade & High Yield	Structured Credit & Confirming	Infrastructure Credit	Diversified Private Credit	Real Estate Credit	Agribusiness	Hard Currency High Grade & High Yield	Opportunistic Capital Solutions
R$11.5 bn	R$2.7 bn	R$2.3 bn	R$1.0 bn	R$0.8 bn	R$0.7 bn	R$6.9 bn	R$3.2 bn

Diversified credit platform with local and hard currency strategies

AUM Breakdown By Geography



44%
24%
12%
8%
6%
5%
Brazil
LatAm
Argentina
Mexico
Peru
Chile

AUM Breakdown by Client Profile



50%
32%
15%
3%
Institutional
Intermediaries
HNWI
Public Market Vehicles

+50 Portfolio Managers and Analysts

8

See notes and definitions at end of document

VINCI COMPASS

9 R $ 17 billion in AUM Private Equity Notes: As of December 2024; ¹Gross IRR and Gross MOIC in Brazilian Reais. 2.5x Gross MOIC¹ 64.6% Gross IRR¹ 67% 23% 10% Client Profile Breakdown Institutional HNWI Intermediaries Turnaround VIR Strategy Minority Growth R$16.8 bn AUM &UHDWHGE\&KDQXWLV,QGXVWULHV IURPWKH1RXQ3URMHFW &UHDWHGE\'LQRVRIW/DEV IURPWKH1RXQ3URMHFW VIR VCP Impact guidelines Sector Company Size Influence ESG Guidelines as risk mitigators drivers of long - term value creation Agnostic R$ 1 – 2 billion EV Control and co - control Business Services Specialized Retailing Healthcare R$ 100 – 500 million EV Minority with co - control The mandate includes generating both ESG impact and attractive returns 20+ 1.6x Gross MOIC¹ 22.4% Gross IRR¹ year track record Buyout Growth Turnaround Minority Growth VCP Strategy

Equities

R$14 billion in AUM[1]

Leverage the region's advantages without the idiosyncratic risks of each country

By capitalizing on country-specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants

Strategies Overview

LatAm Equity

LatAm
R$0.5 bn

- Long Only

Country-Specific Equity

Brazil
R$9.5 bn

- Long Only
- Dividends
- Small Caps
- Long Biased
- Others

Chile
R$2.0 bn

- Long Only
- Small Caps

Mexico
R$1.2 bn

- Long Only

Argentina
R$0.6 bn

- Long Only
- Small Caps

85%+

of our combined investor base consists of Institutional Investors

Client Profile Breakdown


5%
10%
R$13.8 bn
AUM
85%
Institutional
HNWI
Intermediaries

+30 Portfolio Managers and Analysts

10

See notes and definitions at end of document

VINCI COMPASS

Real Assets

R$12 billion in AUM[1]

Real Estate
R$6.1 bn

- Investments in major real estate segment
- Seven **Listed REITs** in Brazilian Stock Market
- **Opportunistic Development** Strategy with closed-end funds in **Brazil, Uruguay and Peru**

+590,000
investors

Infrastructure
R$3.9 bn

- Focus on the key infrastructure themes in Brazil: **Power, Water & Sanitation and Transport & Logistics**
- Six structured funds and one perpetual listed vehicle
- VICC, our Article 9 compliant fund, is currently fundraising

38
Companies/Assets

Forestry
R$1.7 bn

- Strategy includes **Greenfield and Brownfield** projects with **Eucalyptus, Pine and Native Forests in Brazil**
- Three vintages raised since 2009, with the fourth currently being raised and in process of becoming Article 9
- Carbon credits offer a significant return potential on top of traditional forestry revenues

130,000 ha
Net Planted Area in Brazil

~65%
of our AUM
is in vehicles with 10+ years lock-ups

Client Profile Breakdown



R$11.7 bn
AUM
47%
42%
7%
4%
Public Market Vehicles
Institutional
HNWI
Intermediaries

VINCI COMPASS

11
See notes and definitions at end of document

Corporate Advisory

Senior team with multisectoral experience

M&A

- Total or Partial Purchases and Sales of Companies
- Joint Ventures and Company Mergers
- Board of Directors' Advisory
- Fairness Opinion and Valuation Report Elaboration

+ R$161 bn
in **M&A** transactions

Fund Raising

- Issuing of New Shares (Capitalizations)
- Issuing of Debt Titles (Convertible or Not)
- Issuing of Titles with Incentivized Coverage
- Special Situations Transactions

+ R$60 bn
in **FR** transactions

Capital Markets

- Initial Public Offering (IPO) Advisory
- Follow-On Advisory
- Issuing of Distributable Titles Advisory

+ RS40 bn
in **CM** transactions

Corporate Advisory's Pillars
Union of values and vision
No conflicts of interest
Long-term vision
Vision of Growth
Execution of excellence
Trustworthy relationship

Sectors
Consumer & Retail
Oil & Distribution
Health
Real Estate
Financial Services
Logistics & Transportation
Technology
Energy & Mining
Others

85%
of clients re-engage

12

VINCI COMPASS

13 Financial Highlights

Fourth Quarter 2024 & Full Year 2024
Highlights

R$ **79mm** FRE 4Q'24 — **+38%** YoY

R$ **74mm** Adj. DE 4Q'24 — **+16%** YoY

R$ **327bn** AUM[1] — **+377%** YoY

R$ **3.4bn** Capital subs. FY'24

US$ **0.15** Quarterly Dividend

Vinci Compass secured **R$1.4 billion in new commitments** during the quarter, including the **first closing of SPS IV**

The **final closing of VCP IV** brought the total fund size to R$3.1 billion, making it the **largest Private Equity vintage in Vinci Compass' history**

Performance Related Earnings (PRE) recognized across several segments, totaling **R$21.9 million** in the FY'24

Closings of **Compass** and **Lacan** acquisitions in the fourth quarter of 2024, reaching **R$327 billion of AUM[1]** as of December 31, 2024

VINCI COMPASS

14

See notes and definitions at end of document

15 We will continue to have contributions from our ongoing fundraisings with additional commitments coming from new and existing strategies. Strategic Fundraising - Cross - Border Initiatives 2025 VICC reached 70 % of its fundraising target and are experiencing strong traction with international investors, providing visibility for the next commitments . We anticipate the fund reaching the fundraising target in the first half of 2025 with final commitments . SPS Vintage IV achieved a strong first closing in the fourth quarter 2024 , driven by re - ups from previous vintages and commitments from local HNWIs, reaching a level close to the total capital committed in the previous vintage . We anticipate additional commitments in upcoming closings from new investor channels . The fourth vintage within our Forestry strategy has a final closing expected by the end of the year . The fund has been particularly well - received by European LPs, reflecting strong international interest in sustainable forestry and ecological restoration as an investment opportunity . We are fundraising for two open - ended funds under our Latin American Corporate Debt flagship , providing diversified exposure to high - quality credit assets across the region . In parallel, we are exploring new frontiers in private credit, including semi - liquid strategies and expanding into additional private credit opportunities throughout Latin America , further enhancing our ability to deliver attractive risk - adjusted returns . We plan to launch VIR V in 2025 , building on the success of VIR IV to further expand our impact investing strategy . This new vintage will unlock fresh opportunities for innovation, growth, and sustainable value creation in Latin America’s dynamic market, reinforcing our commitment to delivering both strong financial returns and positive social impact . We intend to develop and launch in 2025 our UCITS platform for listed equities, including LatAm Equity, Brazil Equity and Mexico Equity, offering daily liquidity in a long - only format . VICC SPS IV Equities Lacan IV VIR V Credit

16 We see significant opportunities for expansion and market share growth, and we are actively scaling multiple initiatives across diverse strategies and geographies, ensuring robust capital deployment opportunities. Strategic Fundraising – Local - to - Local Initiatives 2025 Brazil : progressing with MAV III and open - ended credit products, including VCE , a flagship fund in our Brazilian private credit portfolio . Peru & Chile : raising capital for existing strategies, such as closed - end senior secured lending and public and private credit funds . Colombia : structuring COPCO I, our inaugural closed - end senior secured lending fund in the country . Mexico : establishing a structured private credit fund with a local anchor LP , marking our entry into the confirming and factoring sector and officially launching our local credit vertical . We are confident our third - party distribution strategy will drive strong inflows in 2025 . Our plan includes onsite meetings, event sponsorships, and roadshows across Latin America and the U . S . We anticipate substantial net inflows across asset classes, partnering with top GPs and asset managers . Our diverse offering — traditional assets, alternative drawdown funds, and semi - liquid alternatives — creates a one - stop shop for capital providers in Latin America . We are preparing to raise capital for two new products in the industrial warehouse and residential sectors in Brazil . We are also looking into opportunistic investment opportunities in the real estate sector in general through club deals . We are preparing to launch VSP II, a fund of funds targeting primary and secondary opportunities and co - investments in Brazil, alongside the VSP Semi - Liquid Fund, our inaugural semi - liquid alternatives fund focusing on developed markets . Fundraising for both is expected for 2025 , enhancing our Global IP&S platform and leveraging cross - selling with our proprietary funds . Credit Global IP&S - TPD Global IP&S - VSP Real Estate

Fourth Quarter & Full Year 2024 Segment Earnings

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	Δ YoY(%)	FY'23	FY'24	Δ YoY(%)
Net revenue from management fees	99,976	106,750	170,193	70%	393,367	487,532	24%
Net revenue from advisory fees	18,998	5,966	40,328	112%	39,799	68,134	71%
Other revenues	-	-	7,925	N/A	-	7,925	N/A
Total Fee Related Revenues	**118,974**	**112,716**	**218,446**	**84%**	**433,166**	**563,591**	**30%**
Segment personnel expenses	(7,462)	(8,239)	(14,895)	100%	(29,686)	(38,027)	28%
Other G&A expenses	(6,573)	(6,614)	(29,120)	343%	(20,423)	(48,756)	139%
Placement Fee Amortization and Rebates	(295)	(503)	(14,393)	4,779%	(1,706)	(15,887)	831%
Corporate center expenses	(21,499)	(24,817)	(64,006)	198%	(90,625)	(135,660)	50%
Bonus compensation related to management and advisory	(26,143)	(19,228)	(31,397)	20%	(84,000)	(92,753)	10%
Total Fee Related Expenses	**(61,677)**	**(58,897)**	**(139,418)**	**126%**	**(224,733)**	**(315,194)**	**40%**
FEE RELATED EARNINGS (FRE)	**57,297**	**53,819**	**79,028**	**38%**	**208,433**	**248,397**	**19%**
FRE Margin (%)	*48.2%*	*47.7%*	*36.2%*		*48.1%*	*44.1%*	
FRE per share[1] (R$/share)	*1.07*	*1.02*	*1.23*	*16%*	*3.86*	*4.42*	*15%*
Net revenue from performance fees	6,468	1,890	27,412	324%	21,254	37,188	75%
Performance based compensation	(3,614)	(907)	(10,930)	202%	(10,640)	(15,349)	44%
PERFORMANCE RELATED EARNINGS (PRE)	**2,854**	**984**	**16,482**	**478%**	**10,614**	**21,840**	**106%**
PRE Margin (%)	*44.1%*	*52.1%*	*60.1%*		*49.9%*	*58.7%*	
(-) Unrealized performance fees	1,042	–	9,454	807%	1,042	12,937	1,142%
(+) Unrealized performance compensation	(369)	–	74	N/A	(369)	(1,159)	214%
(+) Realized GP investment income	4,451	4,539	4,111	(8)%	19,210	25,435	32%
SEGMENT DISTRIBUTABLE EARNINGS	**65,275**	**59,342**	**109,150**	**67%**	**238,930**	**307,451**	**29%**
Segment DE Margin (%)	*49.9%*	*49.8%*	*42.1%*		*50.3%*	*48.7%*	
(+) Depreciation and amortization	1,858	2,272	2,636	42%	7,310	8,672	19%
(+) Realized financial income	22,046	15,178	10,308	(53)%	84,345	49,269	(42)%
(-) Leasing expenses	(2,267)	(1,931)	(2,072)	(9)%	(9,809)	(8,295)	(15)%
(-) Other items[2]	(6,446)	(6,858)	(30,198)	368%	(18,819)	(63,809)	239%
(-) Non-operational expenses[3]	(1,924)	(3,728)	(39,827)	1,970%	(1,924)	(56,562)	2,840%
(-) Income taxes (excluding related to unrealized fees and income)	(16,532)	(10,899)	(14,610)	(12)%	(55,828)	(52,868)	(5)%
DISTRIBUTABLE EARNINGS (DE)	**62,010**	**53,377**	**35,386**	**(43)%**	**244,205**	**183,857**	**(25)%**
DE Margin (%)	*40.5%*	*39.7%*	*13.1%*		*43.7%*	*27.0%*	
DE per share (R$/share)[4]	*1.15*	*1.01*	*0.55*	*(52)%*	*4.51*	*3.35*	*(26)%*
(+) Non-operational expenses (including Income Tax effect)	1,631	3,727	38,560	2,264%	1,631	55,199	3284%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**63,641**	**57,104**	**73,946**	**16%**	**245,836**	**239,056**	**(3)%**
Adjusted DE Margin (%)	*41.6%*	*42.5%*	*27.4%*		*44.0%*	*35.1%*	
Adjusted DE per share[6] (R$/share)	*1.18*	*1.08*	*1.15*	*(2)%*	*4.54*	*4.26*	*(6)%*

17

See notes and definitions at end of document

VINCI COMPASS

18 Total Assets Under Management and Advisory AUM 4Q’24 vs 3Q’24 vs. 4Q’23 ( R$bn ) • Total assets under management and advisory (AUM) of R$326.9 billion, up 377% year - over - year, mostly driven by the acquisition of Lacan and combination with Compass in the fourth quarter. • AUM also benefitted from organic fundraising in the quarter across Private Equity with the final closing of VCP IV, and the first closing of SPS IV in the Credit segment. • In the full year, total capital subscriptions totaled R$3.4 billion, coming mostly from VCP IV, Credit Infra, VICC and VSP funds. 26 24 255 7 9 29 15 16 17 10 11 14 11 10 12 69 70 327 4Q'23 3Q'24 4Q'24 Global IP&S Credit Private Equity Equities Real Assets + 377% + 364% 51% 28% 16% 5% Capital Subscriptions FY 2024 Credit Private Equity Global IP&S Real Assets R$3.4 billion

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$45.0 billion in the 4Q'24.
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3].

- Gross accrued performance fees of R$437.0 million in the 4Q'24, up 17% quarter-over-quarter.
- The VCP strategy[4] in Private Equity accounted for R$377.3 million in accrued performance fees, or 86% of total accrued performance fees.

Performance Eligible AUM



R$45 bn
28%
20%
21%
13%
18%

Gross Accrued Performance Fees



Private Equity
Global IP&S
Credit
Real Assets
Equities
R$437 mm
6%
8%
86%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$11.0 million as of the end of the fourth quarter of 2024 booked as unrealized performance fees in the company´s balance sheet. Accrued performance fees shown for Private Equity funds of R$377.3 million, Credit funds of R$ 36.1 million and Real Assets funds of R$ 23.5 million, as of the end of the fourth quarter of 2024, have not been booked as unrealized performance fees in the company´s balance sheet.

VINCI COMPASS

Fee Related Revenues

Fee related revenues totaled R$218.4 million in the quarter, up 84% year-over-year, pushed by growth in management fees and higher advisory fees.

Management fees totaled R$170 million, up 70% year-over-year, driven mostly by the contribution from the Compass and Lacan transactions closed in the quarter, combined with organic fundraising from the Private Equity (VCP IV) and Infra (VICC) strategies, including catch-up fees.

Advisory fees include fees coming from the Corporate Advisory segment and one-time upfront fees charged for third-party distribution alternative commitments in Global IP&S.

Other revenues comprise of brokerage fees in USA and Chile and fund services fees in Mexico.


Fee Related Revenues 4Q'24 vs. 4Q'23
(R$mm)
+84%
119
19
100
218
8
40
170
4Q'23
4Q'24
Management fees
Advisory fees
Other revenues


Fee Related Revenues FY'24 vs. FY'23
(R$mm)
+30%
433
40
393
564
8
68
488
FY'23
FY'24
Management fees
Advisory fees
Other revenues

20

VINCI COMPASS

Financial Metrics

4Q'24 overview

Fee Related Earnings
of R$79.0 million and R$1.23 on a per share basis

- Growth driven by organic and inorganic factors, leading to stronger management and advisory fees
- Highlights to Global IP&S' advisory fees and catch-up fees from VCP IV's final closing

Performance Related Earnings
of R$16.5 million and R$0.26 on a per share basis

- Realized performance in Global IP&S, Credit and Real Assets segments, particularly in the funds Vinci Argentina and Fondo Inmobiliario from Peru

Adjusted Distributable Earnings
of R$73.9 million and R$1.15 on a per share basis

- DE was impacted by negative R$16 million in the 4Q'24 following the FX Rate depreciation on Vinci's net debt position in US Dollars. Without this effect, Adjusted DE would have been R$90.0 million or R$1.40 per share

Fee Related Earnings (FRE)
(R$mm)


48%
36%
+38%
57
79
1.07
1.23
4Q'23
4Q'24
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


44%
60%
+478%
3
16
0.05
0.26
4Q'23
4Q'24
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)


42%
27%
+16%
64
74
1.18
1.15
4Q'23
4Q'24
Adj. DE per share
% Adj. DE margin

21

See notes and definitions at end of document

VINCI COMPASS

Financial Metrics

Full year overview

Fee Related Earnings
of R$248.4 million and R$4.42 on a per share basis

- Stronger management and advisory fees in 2024, driven by a combination of organic fundraising and acquisitions of Compass, MAV and Lacan

Performance Related Earnings
of R$21.8 million and R$0.36 on a per share basis

- Growth driven mainly by performance fees realized in 4Q'24

Adjusted Distributable Earnings
of R$239.1 million and R$4.26 on a per share basis

- DE decreased 3% in the full year due to the decline in financial income from our cash position, impacted by the acquisitions, deployment into GP investments and FX variation on Vinci's net debt position in US Dollars

Fee Related Earnings (FRE)
(R$mm)



48%
44%
+19%
208
248
3.86
4.42
FY'23
FY'24
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



50%
59%
+106%
11
22
0.14
0.36
FY'23
FY'24
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)



44%
35%
(3)%
246
239
4.54
4.26
FY'23
FY'24
Adj. DE per share
% Adj. DE margin

22

See notes and definitions at end of document

VINCI COMPASS

Realized GP Investment and Financial Income

Realized Financial Income[1] of R$10.3 million in the 4Q'24, down 53% year-over-year. The quarter generated strong investment returns, although against a smaller investment portfolio, as cash was deployed into capital calls from closed-end funds and payments related to acquisitions.

Realized GP Investment[2] income of R$25.4 million in the FY'24, an increase of 32% year-over-year, driven by the capital return from the FIP Infra Transmissão in the 2Q'24.

Realized Financial Income[1] accounted for R$49.3 million over the FY'24, down 42% when compared to the FY'23. This decrease follows a reduced liquid portion of the portfolio, with the increase in capital calls across closed-end funds and payments related to acquisitions.

Realized GP Investment[2] and Financial income[1] 4Q'24 vs. 4Q'23
(R$mm)



(46)%
26
4
22
14
4
10
4Q'23
4Q'24
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[2] and Financial income[1] FY'24 vs. FY'23
(R$mm)



(28)%
104
19
84
75
25
49
FY'23
FY'24
Realized Financial Income
Realized GP Investment Income

23

See notes and definitions at end of document

VINCI COMPASS

24 See notes and definitions at end of document Our GP Commitments are a long - term strong value creator Fair Value of Investments (R$ mm) GP Commitments Overview Per share R$10.47 R$10.52 Total Capital Committed R$1,373.1 million Total Capital Called R$690.8 million Fair Value of Investments R$670.8 million Accum . Capital Returned R$138.1 million As of 4Q’24, Vinci Compass had R$1,373 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate. Total capital called of R$690.8 million, representing 50.3% of the total capital committed to proprietary funds as of December 31, 2024. Vinci Compass had R$5.0 million in Realized GP Investment Income in the quarter, or R$0.08 per share, coming mostly from dividend distributions across our GP Commitments in REITs.

25 As of December 31, 2024, Vinci Compass had called approximately 50% of the total GP capital commitments to proprietary funds. Balance Sheet Highlights & GP Commitments 4Q'24 3Q'24 (IN R$ MILLIONS, UNLESS MENTIONED) 223.3 534.4 Cash and cash equivalents¹ 1,297.0 1,132.1 Net Investments 626.3 570.0 Liquid funds² 670.8 562.1 GP Fund Investments³ (643.7) (563.9) Debt obligations 4 876.7 1,102.6 Net Cash and Investments 13.69 20.85 Net Cash and Net Investments per share⁵ (R$/share) Growth in Net Investments driven by the incorporation of Compass’ proprietary investments and the appreciation of GP Fund investments at fair value. 28% 21% 17% 13% 10% 4% 3% 3% Fair Value of Investments - GP Commitment R$ 670.8 mm 27% 19% 17% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion Cash and cash equivalents position decreased in the 4Q24 following the closing of the Compass and Lacan transactions, which included cash payments.

26 Appendix – I Segment Summaries

27 Financials by Segment Fee Related Earnings (FRE) FY ’24 by Segment Segment Distributable Earnings (DE) FY ’24 by Segment Fee Related Earnings (FRE) were R$248.4 million in the FY’24, with 38% of FRE coming from Private Equity, Real Assets accounting for 21%, with 12% coming from Global IP&S, followed by Credit with 10%, Equities also accounting for 10% and Corporate Advisory for 9%. Segment Distributable Earnings (DE) were R$307.5 million in FY’24, with 30% coming from Private Equity, followed by Real Assets with 28%, Global IP&S with 13%, Credit with 12%, Equities accounting for 9% and Corporate Advisory for 7%. R$307 mm R$248 mm 38% 21% 12% 11% 10% 9% 30% 28% 13% 10% 12% 7% Private Equity Real Assets Global IP&S Equities Credit Corporate Advisory

28 See notes and definitions at end of document TPD Liquid 48% TPD Alternative 32% Global Solutions 8% Separate Mandate 7% Brokerage 3% Commingled Fund 1% Other ³ 1% Global IP&S AUM Breakdown by Strategy Global Investment Products & Solutions (Global IP&S) R$255 bn AUM Fee related earnings (FRE) of R$14.1 million in the quarter, up 239% YoY, driven by management and advisory fees from third - party distribution (TPD¹) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of one - time upfront fees charged for TPD alternative commitments. PRE of R$10.0 million in the 4Q’24, reflecting a 902% increase year - over - year. This performance was recognized by Commingled funds and funds from TPD and Global Solutions. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 101,945 125% 43,857 18,982 19,468 Net revenue from management fees 19,045 224,753% 17,988 525 8 Net revenue from advisory fees 7,745 N.A 7,745 – – Other revenues 128,737 257% 69,590 19,508 19,476 Total Fee Related Revenues (10,798) 68% (4,036) (2,386) (2,397) Segment personnel expenses (14,867) 100% (6,330) (3,029) (3,157) Other G&A expenses (6,633) N/A (6,633) – – Placement Fee Amortization and Rebates (46,068) 660% (32,747) (4,363) (4,311) Corporate center expenses (21,397) 5% (5,729) (4,659) (5,445) Bonus compensation related to management and advisory (99,762) 262% (55,474) (14,437) (15,310) Total Fee Related Expenses 28,974 239% 14,116 5,071 4,166 FEE RELATED EARNINGS (FRE) 22.5% 20.3% 26.0% 21.4% FRE Margin (%) 15,006 634% 14,636 147 1,994 Net revenue from performance fees 15,006 634% 14,636 147 1,994 Realized performance fees – N/A – – – Unrealized performance fees (4,838) 365% (4,619) (108) (994) Performance based compensation 10,169 902% 10,017 40 1,000 PERFORMANCE RELATED EARNINGS (PRE) 67.8% 68.4% 27.2% 50.2% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 493 (94)% 9 257 160 (+) Realized GP investment income 39,637 353% 24,142 5,368 5,326 SEGMENT DISTRIBUTABLE EARNINGS 27.5% 28.7% 27.0% 24.6% Segment DE Margin (%) 254,840 909% 254,840 24,043 25,255 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.33% 0.29% 0.34% 0.34% AVERAGE MANAGEMENT FEE RATE (%) 170,976 577% 170,976 24,043 25,255 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS² 0.35% 0.33% 0.34% 0.34% AVERAGE MANAGEMENT FEE RATE (%) EX - UPFRONTS Total AUM reached R$ 255.4 billion, representing a 901% year - over - year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio, along with positive FX variations.

29 Credit R$29 bn AUM Fee related earnings (FRE) in the 4Q’24 posted a 30% increase year - over - year, fueled by organic and inorganic growth in management and advisory fees. Organically, the platform benefited from higher management fees in SPS III and Credit Infra, driven by strong deployment activity. Performance related earnings (PRE) of R$ 3.1 million in the 4Q’24, a 106% increase year - over - year, driven by strong returns from Brazilian Private Credit funds. Total AUM of R$29.2 billion in the quarter, up 296% year - over - year. In the FY’24 we had a strong organic fundraising activity, securing R$1.7 billion in new commitments with the first closing of SPS IV and the continued success of fundraising for Vinci Credit Infra that enabled the fund to reach R$ 1.8 billion in capital commitments. Local Currency 39% Hard Currency 24% Opportunistic Capital Solutions 11% Real Estate & Infrastructure Credit 11% Confirming & Structured Credit 9% Diversified Direct Lending 4% Agribusiness 2% Credit AUM Breakdown by Strategy FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 83,489 199% 38,923 16,900 13,032 Net revenue from management fees 305 N.A 25 – – Net revenue from advisory fees – N.A – – – Other revenues 83,792 199% 38,947 16,900 13,032 Total Fee Related Revenues (9,494) 287% (4,970) (1,851) (1,285) Segment personnel expenses (5,103) 589% (2,790) (861) (405) Other G&A expenses (5,616) N/A (5,616) – – Placement Fee Amortization and Rebates (23,324) 357% (13,147) (3,840) (2,874) Corporate center expenses (14,430) 78% (5,285) (3,600) (2,968) Bonus compensation related to management and advisory (57,967) 322% (31,808) (10,152) (7,532) Total Fee Related Expenses 25,826 30% 7,139 6,748 5,500 FEE RELATED EARNINGS (FRE) 30.8% 18.3% 39.9% 42.2% FRE Margin (%) 8,403 83% 4,980 11 2,721 Net revenue from performance fees 8,403 83% 4,980 11 2,721 Realized performance fees – N/A – – – Unrealized performance fees (3,365) 53% (1,848) (5) (1,204) Performance based compensation 5,040 106% 3,132 6 1,517 PERFORMANCE RELATED EARNINGS (PRE) 60.0% 62.9% 54.5% 55.8% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 7,177 1% 1,548 1,647 1,528 (+) Realized GP investment income 38,044 38% 11,819 8,402 8,546 SEGMENT DISTRIBUTABLE EARNINGS 38.3% 26.0% 45.3% 49.5% Segment DE Margin (%) 28,759 290% 28,759 8,866 7,371 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.87% 0.80% 0.84% 0.75% AVERAGE MANAGEMENT FEE RATE (%)

30 Private Equity R$17 bn AUM Total AUM of R$17 billion, up 15% year - over - year. VCP III 53% VCP IV 19% VCP II 18% VIR IV 6% Other 4% Private Equity AUM by Flagship Fee Related Earnings (FRE) reached R$ 29.2 million in the quarter, representing a 54% year - over - year growth. This result was driven by strong fundraising in VCP IV over the past couple of years, combined with catch - up fees from the final closing that occurred this quarter. The final closing of the fourth vintage of VCP flagship happened during the 4Q’24, with the fund reaching the milestone of becoming the largest Private Equity fund in Vinci Compass’ history, totaling R$ 3.1 billion in commitments. It also became the vintage with the largest share of Brazilian institutional investors. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 146,647 41% 45,711 31,172 32,386 Net revenue from management fees – N.A – – – Net revenue from advisory fees – N.A – – – Other revenues 146,647 41% 45,711 31,172 32,386 Total Fee Related Revenues (4,493) 17% (1,194) (1,153) (1,017) Segment personnel expenses (3,222) 33% (873) (633) (654) Other G&A expenses (1,870) 223% (952) (311) (295) Placement Fee Amortization and Rebates (25,632) 10% (6,645) (6,653) (6,056) Corporate center expenses (18,010) 26% (6,884) (3,449) (5,448) Bonus compensation related to management and advisory (53,227) 23% (16,547) (12,199) (13,469) Total Fee Related Expenses 93,421 54% 29,164 18,973 18,917 FEE RELATED EARNINGS (FRE) 63.7% 63.8% 60.9% 58.4% FRE Margin (%) – N/A – – – Net revenue from performance fees – N/A – – – Realized performance fees – N/A – – – Unrealized performance fees – N/A – – – Performance based compensation – N.A – – – PERFORMANCE RELATED EARNINGS (PRE) N.A N.A N.A N.A PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 31 N/A – 31 – (+) Realized GP investment income 93,452 54% 29,164 19,004 18,917 SEGMENT DISTRIBUTABLE EARNINGS 63.7% 63.8% 60.9% 58.4% Segment DE Margin (%) 13,471 18% 13,471 12,690 11,392 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.27% 1.47% 1.07% 1.25% AVERAGE MANAGEMENT FEE RATE (%)

31 Equities Total AUM of R$14 billion, up 38% year - over - year. Brazil 69% Chile 14% Mexico 8% LatAm 4% Argentina 5% Equities' AUM Breakdown by Strategy R$14 bn AUM Fee Related Earnings (FRE) of R$4.0 million in the 4Q’24. While we saw an increase in Fee Related Revenues from inorganic growth, the equities segment experienced a decline in AUM in Brazil this quarter due to volatility in the Brazilian stock market, resulting in lower management fees. Additionally, total Fee Related Expenses rose following the integration of the Compass regional Equities business. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 58,268 14% 16,150 14,392 14,145 Net revenue from management fees 948 N.A 948 – – Net revenue from advisory fees – N.A – – – Other revenues 59,216 21% 17,098 14,392 14,145 Total Fee Related Revenues (4,138) 91% (1,671) (744) (875) Segment personnel expenses (3,199) 501% (1,892) (488) (315) Other G&A expenses (998) N/A (998) – – Placement Fee Amortization and Rebates (15,132) 95% (5,600) (3,260) (2,878) Corporate center expenses (9,433) 69% (3,040) (2,122) (1,798) Bonus compensation related to management and advisory (32,900) 125% (13,201) (6,615) (5,866) Total Fee Related Expenses 26,317 (53)% 3,898 7,777 8,279 FEE RELATED EARNINGS (FRE) 44.4% 22.8% 54.0% 58.5% FRE Margin (%) 5,667 (100)% 1 1,730 2,491 Net revenue from performance fees 5,667 (100)% 1 1,730 2,491 Realized performance fees – N/A – – – Unrealized performance fees (2,544) N/A 0 (794) (1,651) Performance based compensation 3,121 (100)% 1 936 840 PERFORMANCE RELATED EARNINGS (PRE) 55.1% 174.5% 54.1% 33.7% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 29,437 (57)% 3,898 8,713 9,119 SEGMENT DISTRIBUTABLE EARNINGS 45.4% 22.8% 54.0% 54.8% Segment DE Margin (%) 13,843 38% 13,843 10,823 10,005 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.63% 0.61% 0.61% 0.65% AVERAGE MANAGEMENT FEE RATE (%)

32 Real Assets Total AUM of R$12 billion, up 6% year - over - year. Real Estate 52% Infrastructure 33% Forestry 15% Real Assets' AUM Breakdown by Strategy R$12 bn AUM Fee Related Earnings (FRE) of R$12.9 million in the 4Q’24, reflecting a 16% increase year - over - year. Organic growth was driven by the launch of FDIRS and additional commitments for VICC. In terms of inorganic growth, FRE was positively impacted by Lacan and Real Estate funds from Compass in Uruguay and Peru. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 97,183 22% 25,552 25,304 20,946 Net revenue from management fees 4,939 20% 1,976 492 1,648 Net revenue from advisory fees 180 N.A 180 – – Other revenues 102,302 23% 27,709 25,795 22,593 Total Fee Related Revenues (6,738) 84% (2,421) (1,504) (1,314) Segment personnel expenses (5,836) 166% (2,732) (1,024) (1,027) Other G&A expenses (768) N/A (192) (192) – Placement Fee Amortization and Rebates (21,102) 17% (5,049) (5,460) (4,304) Corporate center expenses (15,932) (9)% (4,460) (3,708) (4,884) Bonus compensation related to management and advisory (50,378) 29% (14,855) (11,887) (11,529) Total Fee Related Expenses 51,923 16% 12,854 13,908 11,064 FEE RELATED EARNINGS (FRE) 50.8% 46.4% 53.9% 49.0% FRE Margin (%) 8,111 N/A 7,794 2 (738) Net revenue from performance fees 21,048 5,574% 17,248 2 304 Realized performance fees (12,936) 807% (9,453) – (1,042) Unrealized performance fees (4,602) N/A (4,463) – 234 Performance based compensation 3,509 N/A 3,331 2 (504) PERFORMANCE RELATED EARNINGS (PRE) 43.3% 42.7% 100.0% 68.3% PRE Margin (%) 12,937 807% 9,454 – 1,042 ( - ) Unrealized performance fees (1,159) N/A 74 – (369) (+) Unrealized performance compensation 17,734 (8)% 2,554 2,604 2,763 (+) Realized GP investment income 84,943 102% 28,268 16,513 13,996 SEGMENT DISTRIBUTABLE EARNINGS 60.2% 59.5% 58.1% 54.5% Segment DE Margin (%) 11,702 4% 11,702 10,294 11,230 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.96% 1.01% 1.03% 0.88% AVERAGE MANAGEMENT FEE RATE (%)

Corporate Advisory

Net revenue from advisory fees of R$19.4 million in the quarter, an increase of 12% compared to 4Q'23, due to a pickup in deal activity in the fourth quarter 2024.

FRE was R$11.9 million in the 4Q'24 and R$21.9 million in the FY'24, posting a double-digit growth both on a year-over-year and quarter-over-quarter basis.

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'23	3Q'24	4Q'24	Δ YoY (%)	FY'24
Net revenue from management fees	-	-	-	N.A	-
Net revenue from advisory fees	17,343	4,949	19,390	12%	42,896
Other revenues	-	-	-	N.A	-
Total Fee Related Revenues	**17,343**	**4,949**	**19,390**	**12%**	**42,896**
Segment personnel expenses	(574)	(601)	(604)	5%	(2,367)
Other G&A expenses	(723)	(75)	(111)	(85)%	(641)
Placement Fee Amortization and Rebates	-	-	-	N.A	-
Corporate center expenses	(1,075)	(1,241)	(818)	(24)%	(4,401)
Bonus compensation related to management and advisory	(5,598)	(1,690)	(5,999)	7%	(13,550)
Total Fee Related Expenses	**(7,970)**	**(3,607)**	**(7,532)**	**(5)%**	**(20,959)**
FEE RELATED EARNINGS (FRE)	**9,373**	**1,342**	**11,858**	**27%**	**21,937**
FRE Margin (%)	*54.0%*	*27.1%*	*61.2%*		*51.1%*
SEGMENT DISTRIBUTABLE EARNINGS	**9,373**	**1,342**	**11,858**	**27%**	**21,937**
Segment DE Margin (%)	*54.0%*	*27.1%*	*61.2%*		*51.1%*

33

VINCI COMPASS

34 Appendix – II Financial Statements

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	Δ YoY (%)	FY'23	FY'24	Δ YoY (%)
REVENUES							
Net revenue from management fees	99,976	106,750	170,193	70%	393,367	487,532	24%
Net revenue from performance fees	6,468	1,890	27,412	324%	21,254	37,188	75%
Realized performance fees	*7,510*	*1,890*	*36,867*	*391%*	*22,296*	*50,126*	*125%*
Unrealized performance fees	*(1,042)*	*–*	*(9,454)*	*807%*	*(1,042)*	*(12,937)*	*1,142%*
Net revenue from advisory	18,998	5,966	40,328	112%	39,799	68,134	71%
Other revenues	–	–	7,925	N/A	–	7,925	N/A
Total net revenues from services rendered	**125,442**	**114,606**	**245,858**	**96%**	**454,420**	**600,779**	**32%**
EXPENSES							
Bonus related to management and advisory	(26,143)	(19,228)	(31,397)	20%	(84,000)	(92,753)	10%
Performance based compensation	(3,614)	(907)	(10,930)	202%	(10,640)	(15,349)	44%
Realized	*(3,983)*	*(907)*	*(10,855)*	*173%*	*(11,009)*	*(16,507)*	*50%*
Unrealized	*369*	*–*	*(74)*	*N/A*	*369*	*1,159*	*214%*
Total compensation and benefits	**(29,757)**	**(20,135)**	**(42,327)**	**42%**	**(94,640)**	**(108,102)**	**14%**
Segment personnel expenses	(7,462)	(8,238)	(14,895)	100%	(29,686)	(38,026)	28%
Other general and administrative expenses	(6,279)	(6,110)	(14,728)	135%	(20,129)	(32,868)	63%
Placement Fee Amortization and Rebates	(296)	(503)	(14,393)	4,779%	(1,706)	(15,887)	831%
Corporate center expenses	(21,499)	(24,817)	(64,006)	198%	(90,625)	(135,660)	50%
Total expenses	**(65,291)**	**(59,803)**	**(150,348)**	**130%**	**(235,373)**	**(330,542)**	**40%**
Operating profit	**60,151**	**54,803**	**95,510**	**59%**	**219,047**	**270,237**	**23%**
OTHER ITEMS							
GP Investment income	14,914	(6,609)	3,903	(74)%	26,018	15,053	(42)%
Realized gain from GP investment income	*4,451*	*4,539*	*4,111*	*(8)%*	*19,210*	*25,435*	*32%*
Unrealized gain from GP investment income	*10,463*	*(11,149)*	*(208)*	*N/A*	*6,808*	*(10,382)*	*N/A*
Financial income	22,046	15,178	10,308	(53)%	84,345	49,269	(42)%
Realized gain from financial income	*22,046*	*15,178*	*10,308*	*(53)%*	*84,345*	*49,269*	*(42)%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(2,267)	(1,931)	(2,072)	(9)%	(9,809)	(8,295)	(15)%
Other items[1]	(10,461)	1,496	(46,636)	346%	(33,325)	(81,381)	144%
Equity gain (loss)	–	–	(1,500)	N/A	–	(1,500)	N/A
Equity-based compensation	(4,249)	(4,147)	(6,524)	54%	(14,967)	(22,479)	50%
Management contract amortization[2]	–	–	(2,392)	N/A	–	(2,392)	N/A
Non-operational expenses[3]	(1,924)	(3,728)	(39,827)	1,970%	(1,924)	(56,562)	2,840%
Total Other Items	**18,059**	**259**	**(84,740)**	**N/A**	**50,338**	**(108,287)**	**N/A**
Profit before income taxes	**78,210**	**55,062**	**10,770**	**(86)%**	**269,385**	**161,950**	**(40)%**
(-) Income taxes[4]	(14,826)	(13,693)	(10,221)	(31)%	(49,926)	(45,977)	(8)%
NET INCOME	**63,384**	**41,369**	**549**	**(99)%**	**219,459**	**115,973**	**(47)%**
(+) Non-operational expenses (including Income Tax effect)	1,631	3,727	38,560	2,264%	1,631	55,199	3284%
(-) Contingent consideration adjustment related to acquisitions[5]	2,691	(5,444)	12,487	364%	10,476	14,712	40%
ADJUSTE NET INCOME	**67,706**	**39,652**	**51,596**	**(24)%**	**231,566**	**185,884**	**(20)%**

35

See notes and definitions at end of document

VINCI COMPASS

36 Financials - Non - GAAP Reconciliation FY'24 FY'23 4Q'24 3Q'24 4Q'23 (R$ thousands, unless mentioned) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT (50,126) (22,296) (36,867) (1,890) (7,510) ( - ) Net revenue from realized performance fees 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees 15,349 10,640 10,930 907 3,614 (+) Compensation allocated in relation to performance fees 248,397 208,433 79,028 53,819 57,297 FEE RELATED EARNINGS (FRE) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT (487,532) (393,367) (170,193) (106,750) (99,976) ( - ) Net revenue from management fees (68,134) (39,799) (40,328) (5,966) (18,998) ( - ) Net revenue from advisory (7,925) – (7,925) – – ( - ) Other revenues 92,753 84,000 31,397 19,228 26,143 (+) Bonus related to management and advisory 38,026 29,686 14,895 8,238 7,462 (+) Personnel expenses 32,868 20,129 14,728 6,110 6,279 (+) Other general and administrative expenses 15,887 1,706 14,393 503 295 (+) Placement Fee Amortization and Rebates 135,660 90,625 64,006 24,817 21,499 (+) Corporate center expenses 21,840 10,614 16,482 984 2,854 PERFORMANCE RELATED EARNINGS (PRE) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees (1,159) (369) 74 – (369) (+) Compensation allocated in relation to unrealized performance fees 25,435 19,210 4,111 4,539 4,451 (+) Realized gain from GP investment income 307,451 238,930 109,150 59,342 65,275 SEGMENT DISTRIBUTABLE EARNINGS 115,973 219,459 549 41,369 63,384 NET INCOME 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees (377) (120) 24 – (120) (+) Income tax from unrealized performance fees (1,159) (369) 74 – (369) (+) Compensation allocated in relation to unrealized performance fees 10,382 (6,808) 208 11,149 (10,463) ( - ) Unrealized gain from GP investment income (397) 175 127 180 119 (+) Income tax on unrealized gain from GP investment income 0 (0) – – (0) ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income 19,915 15,872 16,544 (8,248) 4,076 ( - ) Contingent consideration (earn - out) gain (loss)¹ (5,203) (5,396) (4,057) 2,804 (1,385) (+) Income tax on contingent consideration 11,064 7,310 5,028 2,272 1,858 (+) Depreciation and amortization 20,136 13,601 6,418 4,041 4,188 (+) Equity - based compensation (914) (561) (483) (190) (320) ( - ) Income Taxes on Equity - based compensation 1,500 – 1,500 – – (+) Equity gain (loss) 55,199 1,631 38,560 3,727 1,631 (+) Non - operational expenses including income tax related to realized expense² 239,056 245,836 73,946 57,104 63,641 ADJUSTED DISTRIBUTABLE EARNINGS 600,779 454,420 245,858 114,606 125,442 TOTAL NET REVENUE FROM SERVICES RENDERED (50,126) (22,296) (36,867) (1,890) (7,510) ( - ) Net revenue from realized performance fees 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees 563,592 433,166 218,446 112,716 118,974 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

37 Balance Sheet 12/31/2024 9/30/2024 Assets Current assets 223,302 534,406 Cash and cash equivalents 99,156 24,336 Cash and bank deposits 120,492 112,011 Financial instruments at fair value through profit or loss 3,654 398,059 Financial instruments at amortized cost 1,531,036 1,367,066 Financial instruments at fair value through profit or loss 227,951 73,036 Trade receivables 1,758 2,808 Sub - leases receivable 22,137 5,207 Taxes recoverable 55,273 26,813 Other assets 2,061,457 2,009,336 Total current assets Non - current assets 140,824 74,216 Financial instruments at fair value through profit or loss 6,991 - Financial instruments at amortized cost 15,901 13,853 Trade receivables 4,081 - Sub - leases receivable 704 826 Taxes recoverable 31,346 18,535 Deferred taxes 49,468 27,608 Other receivables 249,315 135,038 55,081 - Investments accounted for using the equity method 59,132 10,944 Property and equipment 102,117 51,178 Right of use - Leases 1,057,949 251,170 Intangible assets 1,523,594 448,330 Total non - current assets 3,585,051 2,457,666 Total Assets 12/31/2024 09/30/2024 Liabilities and equity Current liabilities 11,527 1,265 Trade payables – 13,444 Deferred Revenue 33,303 23,010 Leases 38,667 7,818 Accounts payable 182,071 75,124 Labor and social security obligations 45,220 14,852 Loans and Financing 40,855 22,995 Taxes and contributions payable 351,643 158,508 Total current liabilities Non - current liabilities 86,152 35,778 Leases 8,992 6,646 Labor and social security obligations 816,322 634,809 Loans and Financing 5,086 4,269 Deferred taxes 374,813 309,171 Retirement plans liabilities 1,291,365 990,673 1,643,008 1,149,181 Total liabilities Equity 18 15 Share capital 2,097,712 1,405,559 Additional paid - in capital (259,773) (223,418) Treasury shares 30,682 78,066 Retained Earnings 73,769 47,958 Other reserves 1,942,408 1,308,180 (365) 305 Non - controlling interests in the equity of subsidiaries 1,942,043 1,308,485 Total equity 3,585,051 2,457,666 Total liabilities and equity

38 Supplemental Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM)

R$ millions

For the Three Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**24,330**	**9,067**	**15,803**	**10,856**	**10,338**	**70,395**
(+/-) Capital Subscription / (capital return)	–	820	356	–	(118)	1,058
(+) Capital Subscription	–	*956*	*393*	–	*6*	*1,356*
(-) Capital Return	–	*(136)*	*(36)*	–	*(125)*	*(297.4)*
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / (outflow)	(2,011)	(742)	–	(280)	(14)	(3,047)
(+/-) FX Variation	15,772	1,347	343	312	135	17,909
(+/-) Appreciation / (depreciation)	1,305	(60)	258	(1,361)	(644)	(501)
Ending balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**

For the Twelve Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,514**	**7,371**	**14,593**	**10,055**	**10,992**	**68,525**
(+/-) Capital Subscription / (capital return)	540	1,117	778	–	(442)	1,993
(+) Capital Subscription	*548*	*1,721*	935	–	*179*	3,383
(-) Capital Return	*(8)*	*(604)*	*(157)*	–	*(621)*	*(1,390)*
(+) Acquisitions	216,007	19,320	–	4,355	2,006	241,687
(+/-) Net Inflow / (outflow)	(5,276)	(457)	–	263	114	(5,355)
(+/-) FX Variation	15,990	1,347	615	312	228	18,493
(+/-) Appreciation / (depreciation)	2,628	516	774	(1,103)	(1,196)	1,618
Ending balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**

Fee-Earning Assets Under Management (FEAUM)

R$ millions

For the Three Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**24,043**	**8,866**	**12,690**	**10,823**	**10,294**	**66,717**
(+/-) Capital Subscription / (capital return)	(4)	823	356	–	(118)	1,057
(+) Capital Subscription	–	*956*	*393*	–	*6*	*1,356*
(-) Capital Return	*(4)*	*(134)*	*(36)*	–	*(125)*	*(299)*
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / (outflow)	(2,009)	(727)	–	(278)	(14)	(3,028)
(+/-) FX Variation	15,733	1,315	343	310	135	17,836
(+/-) Appreciation / (depreciation)	764	(77)	82	(1,356)	(736)	(1,322)
Ending balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**

For the Twelve Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,266**	**7,371**	**11,392**	**10,005**	**10,943**	**64,977**
(+/-) Capital Subscription / (capital return)	536	951	786	–	(428)	1,845
(+) Capital Subscription	*548*	*1,553*	935	–	*179*	3,215
(-) Capital Return	*(12)*	*(602)*	*(149)*	–	*(607)*	*(1,370)*
(+) Acquisitions	215,477	18,859	–	4,316	2,006	240,657
(+/-) Net Inflow / (outflow)	(5,285)	(442)	–	265	114	(5,348)
(+/-) FX Variation	15,951	1,315	615	310	228	18,420
(+/-) Appreciation / (depreciation)	2,059	486	678	(1,081)	(1,297)	845
Ending balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**

39

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund	Segment	NAV[1] (R$ millions)	4Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return[2]	Equities	228.6	(10.1)%	(11.5)%	(11.5)%	12.2%	IPCA[4] + Yield IMA-B[5]	IPCA[4] + Yield IMA-B[5]
Mosaico Strategy[3]	Equities	797.3	(12.2)%	(14.2)%	(14.2)%	6.5%	IBOV[6]	IBOV[6]
Vinci Gas Dividendos FIA	Equities	338.4	(8.9)%	(10.7)%	(10.7)%	7.9%	IBOV[6]	IBOV[6]
Compass CRECE+	Equities	158.4	(2.0)%	(2.5)%	(2.5)%	9.2%	S&P/BMV IPC[7]	-
Compass Crecimiento	Equities	628.5	50.6%	166.3%	166.3%	245.3%	S&P MERVAL[8]	-
Compass Small Cap Chile	Equities	1,082.2	0.6%	9.5%	9.5%	12.6%	-	-
Vinci Crédito Imobiliário II	Credit	721.5	(0.9)%	2.4%	2.4%	18.8%	IPCA[4]	IPCA[4] + 6%
Vinci Energia Sustentável	Credit	538.1	(1.1)%	3.5%	3.5%	17.9%	IPCA[4]	IPCA[4] + 6%
Vinci Crédito Multiestratégia	Credit	321.6	0.3%	8.5%	8.5%	20.3%	CDI[9]	IPCA[4] + 5%
Compass Latam Corporate Debt Fund	Credit	3,795.5	(1.0)%	7.9%	7.8%	7.6%	CEMBI Broad Div[10]	-
Compass Latam High Yield USD	Credit	1,848.6	0.8%	11.3%	11.3%	10.1%	CEMBI Broad Div HY[11]	-
Compass I+LIQG	Credit	1,970.3	2.7%	11.8%	11.8%	11.8%	PIP Cetes 28D[12]	-
Compass Credit Selection	Credit	764.0	2.3%	12.0%	11.9%	12.4%	CDI[9]	-
Compass Yield 30	Credit	1,868.8	2.3%	12.9%	12.8%	13.9%	CDI[9]	CDI[9]
Compass Deuda Plus	Credit	417.2	(0.2)%	10.5%	10.5%	7.2%	-	-
Compass Renta Fija-B	Credit	850.5	0.4%	3.7%	3.6%	3.6%	CEMBI Broad Div[10]	-

Benchmark	4Q'24	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	3.1%	11.6%	11.6%	23.5%
IBOV[6]	(8.7)%	(10.4)%	(10.4)%	9.6%
S&P/BMV IPC[7]	(4.7)%	(11.0)%	(10.9)%	0.9%
S&P MERVAL[8]	49.3%	172.5%	170.3%	252.9%
CDI[9]	2.7%	10.9%	10.9%	25.3%
IPCA[4]	1.5%	4.8%	4.8%	9.7%
CEMBI Broad Div[10]	(1.1)%	8.7%	8.7%	9.0%
CEMBI Broad Div HY[11]	(0.1)%	11.6%	11.6%	11.3%
PIP Cetes 28D[12]	2.5%	11.4%	11.4%	11.6%

40

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund	Segment	NAV[1] (R$ millions)	4Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Global IP&S	143.0	2.4%	8.6%	8.6%	22.3%	CDI[4]	CDI[4]
Atlas Strategy[2]	Global IP&S	229.4	4.2%	8.9%	8.9%	19.1%	CDI[4]	CDI[4]
Vinci Valorem FIM	Global IP&S	926.7	2.4%	7.6%	7.6%	20.3%	IMA-B[5]	IMA-B[5]
Equilibrio Strategy[3]	Global IP&S	1,229.0	2.7%	7.5%	7.5%	19.8%	IPCA[6]	-
Vinci Retorno Real FIM	Global IP&S	175.0	2.3%	7.0%	7.0%	19.9%	IMA-B[5]	IMA-B[5]
VISC11	Real Assets (listed REIT)	2,798.1	(8.6)%	(21.6)%	(21.6)%	11.3%	IFIX[7]	IPCA[6] + 6%
VILG11	Real Assets (listed REIT)	1,118.8	(9.7)%	(18.3)%	(18.3)%	(11.9)%	IFIX[7]	IPCA[6] + 6%
VINO11	Real Assets (listed REIT)	404.9	0.8%	(27.7)%	(27.7)%	(36.8)%	IFIX[7]	IPCA[6] + 6%
VIFI11	Real Assets (listed REIT)	54.4	(8.9)%	(17.5)%	(17.5)%	20.8%	IFIX[7]	IFIX[7]
VIUR11	Real Assets (listed REIT)	160.3	(3.8)%	(26.1)%	(26.1)%	(5.1)%	IFIX[7]	IPCA[6] + 6%
VCRI11	Real Assets (listed REIT)	117.9	(14.8)%	(19.4)%	(19.4)%	(1.2)%	IFIX[7]	IPCA[6] + X[8]%
VICA11	Real Assets (REIT)	380.0	0.5%	1.2%	1.2%	1.0%	IFIX[7]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	53.7	(2.4)%	(1.2)%	(1.2)%	-	IFIX[7]	IFIX[7]
VIGT11	Real Assets (listed REIT)	252.9	(49.4)%	(58.6)%	(62.5)%	(47.8)%	-	-

Benchmark	4Q'24	YTD	12 M	24 M
CDI[4]	2.7%	10.9%	10.9%	25.3%
IMA-B[5]	0.8%	6.2%	6.2%	19.0%
IPCA[6]	1.5%	4.8%	4.8%	9.7%
IFIX[7]	(5.7)%	(5.9)%	(5.9)%	8.7%

41

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,658	1,844	2,402	4,246	1.6x	0.8x	6.0%	-2.5%
VCP III	Private Equity	2018	4,000	2,347	65	5,347	5,412	2.2x	2.1x	30.8%	24.0%
VCP IV	Private Equity	2022	3,089	335	–	549	549	1.5x	1.5x	–	–
VCP Strategy[2]	Private Equity		10,704	6,546	7,040	8,377	15,416	2.3x	1.7x	61.4%	67.3%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	258	1.9x	1.5x	19.4%	11.0%
VIR IV	Private Equity	2020	1,000	495	165	553	698	1.5x	1.4x	24.4%	24.8%
VIR Strategy[4]	Private Equity		1,276	642	286	716	982	1.6x	1.5x	21.5%	26.8%
SPS I	Credit	2018	128	191	293	54	347	2.5x	2.0x	25.4%	18.3%
SPS II	Credit	2020	671	1,021	972	623	1,595	2.4x	2.3x	23.5%	22.3%
SPS III	Credit	2021	1,071	1,108	134	1,374	1,509	2.9x	2.5x	27.0%	18.4%
SPS Strategy[5]	Credit		1,870	2,320	1,399	2,052	3,451	2.7x	2.4x	24.8%	20.5%
MAV I	Credit	2022	165	165	112	–	112	0,7x	0,7x	20,6%	17,7%
MAV II	Credit	2023	205	205	19	–	19	0,1x	0,1x	17,1%	15,9%
MAV Strategy[6]	Credit		370	370	131	–	131	0.4x	0.3x	19,9%	17,4%
Lacan Florestal I	Real Assets	2012	253	253	255	334	589	2.3x	1.2x	11.9%	2.3%
Lacan Florestal II	Real Assets	2016	356	356	125	579	704	2.0x	1.3x	13.1%	5.2%
Lacan Florestal III	Real Assets	2020	498	390	–	516	516	1.3x	1.1x	14.1%	3.7%
Lacan Florestal IV	Real Assets	2023	168	74	–	72	72	1.0x	0.9x	-4.6%	-25.5%
Lacan Strategy[7]	Real Assets		1,275	1,073	380	1,501	1,881	1.8x	1.2x	12.5%	3.4%
FIP Transmissão[8]	Real Assets	2017	211	104	289	87	376	3.6x	2.7x	56.6%	41.4%
VIAS[9]	Real Assets	2021	386	350	–	470	470	1.3x	1.3x	18.1%	13.6%
VICC[10]	Real Assets	2022	1,557	–	–	–	–	–	–	0.0%	0.0%
VFDL[11]	Real Assets	2021	422	321	16	364	380	1.2x	1.0x	11.8%	0.1%
Vinci Credit Infra[12]	Credit	2022	1,798	1,152	–	681	681	1.20x	1.20x	NM	NM

42

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$1.15 or US$0.20[1] of Adjusted Distributable Earnings per common share for the 4Q'24. The company declared a quarterly dividend of US$0.15[2] per common share to record holders as of March 13, 2025; payable on March 27, 2025.

In October 2024, we issued 11,783,384 shares for Compass Group following the closing of the combination.

As of December 31, 2024, the remaining authorization for the share repurchase plan[3] was US$8.5 million.

($ in thousands)	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24
Adjusted Distributable Earnings (R$)	60,006	70,369	51,820	63,641	49,605	58,401	57,104	73,946
Adjusted Distributable Earnings (US$)[1]	11,994	14,290	10,647	12,829	9,801	10,331	9,872	12,804
Adjusted DE per Common Share (US$)[2]	0.22	0.26	0.2	0.24	0.18	0.19	0.19	0.20
Actual Dividend per Common Share[4]	0.16	0.2	0.17	0.2	0.17	0.17	0.16	0.15

VINP Shares	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24
Shares Repurchased								
# of Shares	367,036	558,349	705,518	93,249	533,981	220,135	374,834	607,643
Average Cost	9.43	8.76	10.14	10.50	10.64	10.82	10.40	10.28
Capital Utilized	3,461,391	4,889,370	7,150,845	979,137	5,681,558	2,382,251	3,898,817	6,246,577
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[5]	40,247,461	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116
Common Shares	54,713,700	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355

43

See notes and definitions at end of document

VINCI COMPASS

44 Notes to page 14 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it  s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory Notes to page 17 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . (5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters Notes to page 19 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . (4) Accrued performance fees for the VCP offshore are as of 3 Q’ 24 . This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator . Notes to page 23 (1) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . (2) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes and Definitions

45 Notes to page 25 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of December 31 , 2024 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of December 31 , 2024 . For more detail, please see slide 35 and the Financial Statements filed within the SEC on February 26 , 2025 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 28 (1) Third - Party Distribution stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (2) Upfront fees are non - recurring fees collected by some third - party distribution funds . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . (3) Other includes Pension Plans, Fund Services and Vinci Retirement Services . Notes to page 35 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fair value to be paid in 2027 . On December 31 , 2024 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes and Definitions (cont’d)

46 Notes to page 36 (1) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fair value to be paid in 2027 . On December 31 , 2024 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes to page 40 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 41 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza . (3) Equilíbrio Strategy incudes the Global IP&S Family of pension plans . (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) IPCA is a broad consumer price index measured by the IBGE . (7) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes and Definitions (cont’d)

47 Notes to page 42 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 3 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 4 Q’ 24 . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 3 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 4 Q’ 24 . (6) Track record for MAV strategy is presented as of 4 Q’ 24 . (7) Track record for Lacan strategy is presented as of 4 Q’ 24 . (8) Track record for FIP Infra is presented as of 3 Q’ 24 . (9) Track record for VIAS is presented as of 3 Q’ 24 . (10) Total commitments for VICC are presented as of 4 Q’ 24 . (11) Track record for VFDL is presented as of 4 Q’ 24 . (12) Track record for Vinci Credit Infra is presented as of 4 Q’ 24 . Notes to page 43 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 7751 , as of February 26 , 2025 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Considers the FX exchange rate as of June 28 , 2024 for conversion of the second quarter 2024 Remaining Share Repurchase Plan, which was approved in BRL . The most recent plan was approved in USD (US $ 15 million) . (4) Actual dividends per common share are calculated considering the share count as of the applicable record date . (5) As of December 31 , 2024 , Public Float was comprised of 11 , 795 , 538 Class A common shares . Notes and Definitions (cont’d)

48 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non - operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services . • “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share - based payments, plus (g) income taxes on share - based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks . We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit - sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . • “AUM” refers to assets under management . Our AUM equals the sum of : (1) the fair market value of all funds and management accounts managed by Vinci Compass, across Private Equity, Real Assets, Credit, Global IP&S and Equities ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . Notes and Definitions (cont’d)

49 • “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks . We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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